

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 17, 2006

<u>Via U.S. Mail</u>

Theodore N. Bobby, Esq.
Senior Vice President and General Counsel
H.J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

   Re: H.J. Heinz Company
     File No. 1-03385

Dear Mr. Bobby:

  As you may know, several press reports that were issued yesterday revealed a statement made by Heinz indicating that "[i]t appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz Board has been defeated." Based upon the timing in which the press began reiterating this statement, it would appear that this statement was originally made and republished while the annual meeting was still underway. Considering Rule 14a-9's specific prohibition upon claims made regarding the results of a solicitation, it would appear that the timing of this statement was inappropriate. Please advise us as to the specifics on when and to whom this statement was made. Also, tell us what news and wire services reproduced this statement and when they did so. As an example, we refer you to the Wall Street Journal article dated August 16, 2006 entitled "Heinz Says Peltz's Plan For Board Seats Has Failed." Please also tell us what consequences, if any, this statement may have had upon the results of your solicitation.

  You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

       Sincerely,

       Mara L. Ransom
       Special Counsel
       Office of Mergers and Acquisitions

<u>cc via facsimile at (212) 450-3714:</u>
George R. Bason, Jr., Esq.
Aly El Hamamsy, Esq.
Davis Polk & Wardwell